Ramsey filmmaker uses local resources, shoots movie for $400

Wednesday, February 24, 2010
BY SACHI FUJIMORI
The Record
STAFF WRITER



When Dave LaRosa and his North Jersey production company, Feenix Films, wrapped up their first movie on a $400 budget, he vowed it would be seen by an audience.

"We don't like to make things that just sit on the shelf and collect dust," said the Ramsey resident.

They looked into renting a theater in New York, but the $400-$500 price tag was too costly. And they didn't want to wait around to hear back from the film festivals they entered.

So keeping with their anti-establishment credo, they decided to premiere "Lock-Load-Love" at The Delancey, a Lower East Side bar and nightclub whose previously screened films include a Val Kilmer indie flick, LaRosa said.

For no cost, the bar is providing a private room with chairs, a projector and screen.

The choice of venue is not a total leap. These days our movie viewing habits are undergoing a transformation.

You can watch a movie on your cellphone while riding in a car, or at a summertime film festival on a rooftop.

And LaRosa identifies with the do-it-yourself movement shaking up the entertainment industry that cuts out corporate middlemen. He cites inspirations such as Radiohead's online release of "In Rainbows" for a pay-what-you-want fee and more recently, Will Ferrell's original shorts posted on the comedy Web site funnyordie.com.

"We're not reinventing the wheel, we're just putting our own spirited spin on it," LaRosa said.

Much of the reason "Lock-Load-Love" is even making it to a screen is thanks to businesses in the group's back yard. LaRosa and his crew were able to film at such spots as the Frontier Room in Dumont, Brookchester Bar and Liquors and Lynch's Hideaway in New Milford, Felice Restaurant in Oradell, and The Joker's Child Comics in Fair Lawn. "We approached them with honesty that we're working on a zero budget, but we promised we'd publicize them as much as we can," said LaRosa.

Steve Verobel, who owns the Frontier Room, even opened up his restaurant at 7 a.m. on a few Sunday mornings so the group could film scenes.

Their 65-minute vignette-style romantic comedy follows the travails of two singles trying to find love through a fictional online dating site matchdateharmony. com. Co-written by LaRosa and Chris Ryan of New Milford, the writers hope the story of trying to find a relationship is a universal one. "We've all gone on dates," he said. "And sometimes we wish those are dates we hadn't gone on." LaRosa and Ryan hatched their plans for "Lock-Load-Love" while building a set for the Bergen County Players' production of "One Flew Over the Cuckoo's Nest."

LaRosa founded Feenix Films with fellow actos Nick DeMatteo, Janine Laino, and Melissa House in the Fall of 2008 They invited other performers they had met through the years in acting classes and on film sets. The company boasts some 30 members from New York and New Jersey. "We're an ensemble company, like the theatrical resident companies of old," said LaRosa. "We're not getting paid now, but what we're really striving toward is being able to create stories people can identify with."